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                             September 18, 2023

       Inderjit Tuli
       Chief Executive Officer
       Compound Real Estate Bonds, Inc.
       1185 Avenue of the Americas, 3rd Floor
       New York, NY 10036

                                                        Re: Compound Real
Estate Bonds, Inc.
                                                            Post-Qualification
Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed August 22,
2023
                                                            File No. 024-11848

       Dear Inderjit Tuli:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. We have referred this filing to the staff of the Division of Investment Management for assessment of your
status under the Investment Company Act of 1940. Please provide us with a detailed
analysis of the exception from the definition of an    investment
                                                        company    pursuant to
Section 3(c)(5)(C) or any other section of the 1940 Act that you intend to rely on, and
how your particular business model falls within such exceptions.
                                                        Please cite to any case
law, no-action letters or other authorities that you believe may be relevant.
   2. Please note that Rule 251(d)(3)(i)(F) of the Securities Act of 1933, which is limited to offerings that commence
within two calendar days after qualification and are made on a continuous basis during
the offering period, does not allow for delayed offerings.
 Inderjit Tuli
Compound Real Estate Bonds, Inc.
September 18, 2023
Page 2
         Furthermore, in a continuous offering, an issuer must be ready and willing to sell the aggregate amount of securities qualified at all times. We note your disclosure that you plan to qualify $200,000 in bonds under the Bond Rewards Program but as of the date of the offering circular "the technology needed to implement the Compound Bond Rewards
         Program has not yet been developed and [you do] not intend to offer Bond Rewards to investors until the technology has been developed and implemented, if at all." Please revise the offering circular to remove the bonds you plan to offer under the Compound
         Bond Rewards Program and revise your disclosure throughout to remove all references to the Compound Bond Rewards Program.
3. We note that you state on page 2 that "[i]n January 2022, CH launched the Compound
         Banc Fintech Platform (which will be accompanied by the Compound App, a free mobile app currently under development) that provides tools to help people easily invest in [your]
         Compound Bonds." We further note that you state on page 3 that "the Compound App
         ...may be downloaded for free from the Apple Store or from Google Play." Please revise your disclosure throughout the document to clarify if the Compound App is currently available for download or is still under development. If the Compound App is still under development, please provide an estimate of the date it will be available for download and add appropriate risk factor disclosure.
4. We note your disclosure in Item 6 of Part I of the offering circular that you sold five securities in the last year. Please revise your disclosure for consistency with the disclosure throughout the offering circular that you sold $2,063,420 worth of Compound Bonds since commencement of this offering.
5. We note that you plan to acquire mortgages and other liens on and interests in real estate.
         However, you have not yet identified any assets to acquire with the net proceeds of this offering. It appears that you are conducting a blind pool offering. Accordingly, in order to
         provide investors with adequate information on your management   s
prior performance
         investing in mortgages and real estate, compensation, your ability to make distributions of principal and interest on the bonds, please provide the disclosure consistent with Industry
         Guide 5 or tell us why such disclosure is not appropriate.
6. We note that your offering circular is silent on Compound Real Estate Holdings, Inc.'s
         ("CH") past business experience. Please describe CH's business experience and, if applicable, describe material risks to investors due to lack of such experience or advise.
Offering Circular Summary, page 1

7. In one of the opening paragraphs, please disclose that you have no employees, have not
FirstName LastNameInderjit Tuli
       generated any revenues or began investing in real estate properties or interests in real
Comapany    NameCompound
       estate.                 Real Estate
               In addition, disclose       Bonds,
                                     your net lossesInc.
                                                      for the most recent
audited period to provide a
       financial
September         snapshot
            18, 2023  Page of
                            2 your company.
FirstName LastName
 Inderjit Tuli
FirstName
CompoundLastNameInderjit    Tuli
            Real Estate Bonds, Inc.
Comapany 18,
September   NameCompound
                2023        Real Estate Bonds, Inc.
September
Page 3      18, 2023 Page 3
FirstName LastName
Risk Factors, page 7

8. We note that you have not purchased any mortgages or other liens on or interests in real estate. Please add a separately captioned risk factor disclosure to address material risks to investors as it relates to your ability to service Compound Bonds. There are a number of risks associated with our having a verbal agreement, page 14

9. You state that you have a verbal agreement with CH that governs your ability to utilize the
         Fintech Platform and the Compound App. Please revise this risk factor to discuss the material risks to investors if you were unable to continue using one or both of these.
We intend to avoid being classified as an investment company, page 15

10. This risk factor does not clearly identify the material risks to investors if you are classified as an investment company. Please revise accordingly.
Our Business
Compound Fintech Platform, page 34

11. We note your disclosure that you intend to distribute your notes though Compound
         Fintech App and Compound Websites, collective referred to as the "Compound Fintech
         Platform" or "CH's Fintech Platform." Please revise the cover page to clarify that the platform is owned and operated by your parent company, Compound Real Estate
         Holdings, Inc., or advise. In addition, revise the summary section and where appropriate to discuss in detail the status and planned operations of the platform in more detail. For example, does the platform exist other than as pages on the website identified on page 3?
         What financial and other information will be available on the platform about the securities and entities involved?
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
37

12. We note your disclosure here that you "began accruing the reimbursement amount due to
         Compound Administrative Services under the Administrative Services Agreement" and that you have not yet began making reimbursement payments to Compound Administrative Services. Please quantify the reimbursement amount due to Compound
         Administrative Services.
Results of Operations, page 37

13. We note your disclosure that you incurred $8,683 in operating expenses and net loss for the year ended December 31, 2022, which represented significant decreases from the
         $26,298 in operating expenses and net loss you recognized for the period from November
         2, 2021 (inception) to December 31, 2021. Please revise your filing to provide a discussion of your results of operations to be consistent with the amounts disclosed in
 Inderjit Tuli
Compound Real Estate Bonds, Inc.
September 18, 2023
Page 4
       your consolidated statements of operations on page F-6.
Securities Being Offered
Fees, page 46

14. We note your disclosure here and on page 18 that investors who purchase your bonds may be charged a transaction fee if their method of payment requires you to incur an expense.
       Please revise your disclosure to address the following:
           disclose the average transaction fee you have charged the bond investors in the past and what you anticipate the fees to be in the future, disclose the maximum transaction fee you can charge investors, and disclose, if true, that the transaction fee you plan to charge will be no more than the
           fees third parties charge you for the service.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Shannon Davis at (202) 551-6687 or John Spitz at (202) 551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Tonya Aldave at (202) 551-3601 with any other questions.



                                                             Sincerely,
FirstName LastNameInderjit Tuli
                                                             Division of
Corporation Finance
Comapany NameCompound Real Estate Bonds, Inc.
                                                             Office of Finance
September 18, 2023 Page 4
cc:       Arden Anderson
FirstName LastName